2018

PROFIT AND LOSS STATEMENT - REVENUE

Brown Equity Properties, LLC

Revenue	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
Sales	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0			$0
Sales Returns (Reduction)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0			$0
Sales Discounts (Reduction)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0			$0
Other Revenue 1(loan)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$20,000			$20,000
Other Revenue 2	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0			$0
Other Revenue 3	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0			$0
Net Sales	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**			**$20,000**
Cost of Goods Sold	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0			$0
Gross Profit	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**			**$20,000**